Filed by: Gaz de France

pursuant to Rule 165 and Rule 425(a)

under the Securities Act of 1933, as amended

Subject Company: SUEZ

Exchange Act File Number: 001-15232

Date: October 30, 2006

The following is a joint press release issued by Gaz de France and Suez on October 30, 2006.

Important Information

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at: www.gazdefrance.com or directly from Suez on its website at: www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on May 5, 2006 (under no: R.06-050) and in the Document de Référence and its update filed by Suez on April 11, 2006 (under no: D.06-0248), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 26, 2006. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

* * * *

Merger update

Proposed structure of the new group

Paris, 30 October 2006 - Gérard Mestrallet, chairman and chief executive officer of SUEZ, and Jean-François Cirelli, chairman and chief executive officer of Gaz de France, today announced the proposed structure of the new group.

This organisational plan is designed to be both efficient and dynamic and is entirely dedicated to the successful implementation of a shared ambitious industrial vision.

Gérard Mestrallet, chairman and chief executive officer, will manage the new group jointly with Jean-François Cirelli, vice chairman and president.

Yves Colliou, Jean-Marie Dauger, Jean-Pierre Hansen and Gérard Lamarche will be executive vice presidents and will form the management committee with Gérard Mestrallet and Jean-François Cirelli.

Whilst respecting the cultures of the two groups, and in particular their French and Belgian roots, the integration of the teams and operations will be implemented rapidly so that the new group is operational as of January 2007.

The group will be structured around business units and operational functions.

The executive committee will be composed of the members of the management committee and the directors in charge of the business units and operational functions.

Six business units

In order to fully meet the industrial challenges of the new group, six business units have been created along both sector and geographical lines:

1.	Energy France will be managed by Henri Ducré and will comprise of the electricity production assets, the portfolio of electricity supply contracts as well as all the marketing activities in France

2.	Energy Europe and International will be managed by Jean-Pierre Hansen, with Dirk Beeuwsaert as deputy, and will consist of three divisions: Energy Benelux-Germany, Energy Europe and Energy International

•	Energy Benelux-Germany is a key market for the new group, where it has electricity production facilities, nuclear assets and a large-scale client base. This division will be run directly by Jean-Pierre Hansen

•	Energy Europe will be an area and which will have major development potential in terms of new clients for the new group. The group already has electricity production facilities and gas operator licences in a number of countries. Pierre Clavel will be responsible for this division

•	Energy International will build on and strengthen the two companies’ existing operations outside Europe. This division will be managed by Dirk Beeuwswaert

3.	Global Gas and LNG will be managed by Jean-Marie Dauger and will include the exploration-production division, the group’s gas supply contracts, activities linked to LNG and the major European industrial gas clients

4.	Infrastructures will be managed by Yves Colliou and will regroup the transport activities, LNG terminals and gas storage in France and Belgium as well as the French distribution businesses

5.	Environment will be managed by Jean-Louis Chaussade and will remain identical to the current SUEZ Environment set-up which includes the Water and Waste activities

6.	Energy Services will be directed by Jérôme Tolot and will regroup all of SUEZ’ services activities as well as those of Gaz de France (Cofathec)

The Energy Europe & International, Energy Services and Environment business units will report to Gérard Mestrallet. The Global Gas & LNG, Infrastructures and Energy France business units will report to Jean-François Cirelli.

In addition, an Energy Policy committee, chaired by Jean-Pierre Hansen, will be created.

There will be a balance between the number of SUEZ and Gaz de France directors on the board of directors of the large subsidiaries. For example, Gérard Mestrallet will suggest that Jean-François Cirelli becomes the non-executive chairman of the board of directors of Electrabel and vice chairman of SUEZ Environment’s board of directors.

Ten operational functions

The operational functions will bring together and equally draw on the different skills and strengths of the two groups.

The finance department, managed by Gérard Lamarche with Stéphane Brimont as his deputy, will report directly to Gérard Mestrallet and Jean-François Cirelli.

Audit and risk officer, run by Philippe Jeunet (with Henry Masson as deputy); group general secretary, run by Yves de Gaulle; financial communications and sustainable development, run by Valérie Bernis; communications department, run by Raphaële Rabatel; and international relations, run by Jean-Marie Dauger, will report to Gérard Mestrallet.

The integration and synergies team, run by Emmanuel Hedde (with Isabelle Kocher as deputy); human resources, run by Philippe Saimpert (with Muriel Morin as deputy); strategy, run by Alain Chaigneau (with Didier Sire as deputy); and R&D, run Marc Florette (with Xavier Votron as deputy), will report to Jean-François Cirelli.

In addition, within the human resources department, Emmanuel Van Innis (with Michel Montaigne as deputy) will look after the executive management team. He will report to Jean-François Cirelli and Gérard Mestrallet.

This organisational structure will give the new group the ability to successfully implement its industrial vision.

This organisational plan will be submitted to the employee representatives for consultation before being reviewed by the two groups’ board of directors. It will then be implemented once the merger proposal has been approved by the European Commission and by the shareholders’ meeting of the two groups, to take place before the end of 2006.

Press contacts :
SUEZ	Gaz de France
France : +33(0)1 40 06 66 51	Press Office : +33(0)1 47 54 24 35
Belgium : +32 (0)2 370 34 05

Analyst contacts :
SUEZ	Gaz de France
Investor Relations : +33(0)1 40 06 64 89	Investor Relations : +33(0)1 47 54 79 04

Important Information

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at: www.gazdefrance.com or directly from Suez on its website at: www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France on May 5, 2006 (under no: R.06-050) and in the Document de Référence filed by Suez on April 11, 2006 (under no: D.06-0248), as well as under “Risk Factors” in the Annual Report on Form 20-F for 2005 that Suez filed with the SEC on June 26, 2006. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.